June 22, 2005

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	ClubCorp, Inc.
Annual Report on Form 10-K for the year ended December 28, 2004
Filed April 12, 2005
File No. 33-89818

Dear	Ladies and Gentlemen:

On behalf of our client, ClubCorp, Inc. (“ClubCorp”), we submit the following responses to the letter dated June 2, 2005, containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to ClubCorp’s response letter to the Staff dated May 24, 2005 regarding ClubCorp’s Form 10-K for the year ended December 28, 2004 (the “Form 10-K”). Please be advised that the responses contained herein, and the information provided herein, have been prepared by, and obtained from, ClubCorp.

We respectfully request that the Staff provide any further comments at its earliest convenience. For your convenience, the Staff’s comments have been reproduced immediately preceding ClubCorp’s response.

Financial Statements

Note 11. Segment Reporting, page F-21

1.	We understand, from response one of your letter dated May 24, 2005, that operating income is not included in the periodic financial information provided to the chief operating decision maker. In support of your response, please provide us with a copy of the periodic reporting package. We may have further comments upon review of this information.

Response:

On June 2, 2005, ClubCorp supplementally provided the staff with its periodic reporting packages for the reporting periods ended December 28, 2004 and March 22, 2005.

2.	The term EBITDA is commonly understood to refer to earnings before interest, taxes, depreciation and amortization. If your measure of segment profitability differs from this description, please label it “adjusted EBITDA” or in some similar manner.

Response:

The definition of EBITDA used for ClubCorp’s segments matches the commonly used term. ClubCorp will revise the wording in its MD&A section and the “Segment Reporting” footnote to the following: “EBITDA is defined as earnings before interest, taxes, depreciation and amortization.”

3.	In addition to the changes you propose to make to the “Segment Reporting” note in the financial statement footnotes, please also revise to delete any presentation of EBITDA on a consolidated basis.

Response:

ClubCorp will remove any presentation of EBITDA on a consolidated basis from the “Segment Reporting” footnote.

4.	In addition to the changes you propose to make to your MD&A discussion, please expand your detailed discussions of operations to more thoroughly address changes in operating income on a consolidated basis. As indicated above, any EBITDA discussions and presentations should pertain only to your individual segments.

Response:

ClubCorp will expand its detailed discussions of operations to more thoroughly address changes in operating income on a consolidated basis in its MD&A section. In addition, any discussions and presentations of EBITDA will pertain to only the individual segments.

ClubCorp would also like to propose to the Staff that it make all of these revisions to its filings on a prospective basis, beginning with the Quarterly Report on Form 10-Q for the quarterly period ending June 14, 2005.

ClubCorp acknowledges that: (i) ClubCorp is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) ClubCorp may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any members of the Staff have any questions or comments concerning the enclosed materials, please contact Garrett A. DeVries, Esq. at (214) 651-5614.

Very truly yours,

/s/ GARRETT A. DEVRIES

Garrett A. DeVries

(214) 651-5614

garrett.devries@haynesboone.com

cc:	Ms. Beverly A. Singleton, Staff Accountant
Ms. Margery Reich, Senior Staff Accountant
David R. Humphrey, Accounting Branch Chief

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